EXHIBIT 4.2

October 19, 2004

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

Re: Sunstone Hotel Investors, Inc.

Ladies and Gentlemen:

In accordance with Item 601(b)(4)(iii) of Regulation S-K, Sunstone Hotel Investors, Inc. (the “Registrant”) has not filed herewith any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent (10%) of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

Sincerely,

SUNSTONE HOTEL INVESTORS, INC.

/S/ JON D. KLINE
Jon D. Kline
Executive Vice President and
Chief Financial Officer